SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Ultrak, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As specified in the introductory paragraph herein, this filing also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 2 to its previously filed Schedule 13D, and (ii) in the case of George K. Broady, Amendment No 4. to his previously filed Schedule 13D.

1.     Name of Reporting Person:

        George K. Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  1,688,802
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 1,688,802
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,688,802

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  11.7%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,120,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,390,885 (1)
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,390,885 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  16.7%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Section 5 hereof.

1.     Name of Reporting Person:

        Vance Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  215,890
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  215,890
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         215,890

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.5%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Thomas C. Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  267,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  267,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         267,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.9%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        George Vincent Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  78,596
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  78,596
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         78,596

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.6%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Lynn B. Kinney

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  302,687 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  302,687 (1)
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         302,687 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.2%

14.     Type of Reporting Person:  IN

(1) Solely in her capacity as a controlling person of each of Cantrell Partners, Ltd. Partnership and The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust with respect to 155,000 and 104,802 shares of the Common Stock, respectively

1.     Name of Reporting Person:

        Cantrell Partners, Ltd. Partnership

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  155,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  155,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         155,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.1%

14.     Type of Reporting Person:  PN

1.     Name of Reporting Person:

        The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  104,802
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  104,802
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         104,802

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.7%

14.     Type of Reporting Person:  OO -- Trust

          This Schedule 13D Statement also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 2 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Ultrak, Inc. (the "Issuer"), and (ii) with respect to George K. Broady, Amendment No. 4 to his Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated October 23, 2001, as amended by Amendment No. 2 dated November 14, 2001, as amended by Amendment No. 3 dated January 18, 2002, relating to the Common Stock of the Issuer.

Item 1.          SECURITY AND ISSUER.

     This statement relates to shares of Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.  As set forth below, Victoria & Eagle Strategic Fund, Ltd. has also acquired shares of the Issuer's Series A 12% Cumulative Convertible Preferred Stock (the "Preferred Stock"), which shares are not registered with the Securities and Exchange Commission ("SEC"), but which have the right to vote with the Common Stock.

Item 2.          IDENTITY AND BACKGROUND.

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Victoria & Eagle Strategic Fund, Ltd. ("VESF"), George K. Broady ("Broady"), Vance Campbell ("V. Campbell"), Thomas C. Campbell ("T. Campbell"), George Vincent Broady ("G. V. Broady"), Lynn B. Kinney ("L. Kinney"), Cantrell Partners, Ltd. Partnership ("Cantrell Partners") and The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust (the "Trust" and, together with VESF, Broady, V. Campbell, T. Campbell, G. V. Broady, L. Kinney and Cantrell Partners, the "Reporting Persons").  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Fabio Conti ("Conti"), Paolo Marmont ("Marmont"), Stephen Rumball ("Rumball"), BIPIELLE Bank (Suisse) S.A. (the "Bank") and the executive officers and directors of the Bank set forth on Exhibit 99.1 hereto (such persons being hereinafter collectively referred to as the "Bank Controlling Persons").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     Reporting Persons.

VESF

     VESF is a corporation organized under the laws of the Cayman Islands, the principal business of which is strategic investments in foreign markets to achieve long term capital growth.  Conti, Marmont, and Rumball are the directors and principal officers of VESF.  The principal business address of VESF, which also serves as its principal office, is c/o Victoria & Eagle Asset Management, S.A., Via Nassa 44, 6900 Lugano, Switzerland.

Broady

     Broady's business address is 751 Canyon Drive, Suite 100, Coppell, Texas 75019 and his present principal occupation or employment at such address is serving as the Chief Executive Officer of Kings III of America, Inc.  Kings III of America, Inc. is a Texas corporation, the principal business of which is emergency communications.  The principal business address of Kings III of America, Inc., which also serves as its principal office, is 751 Canyon Drive, Suite 100, Coppell, Texas  75019.

V. Campbell

     V. Campbell's business address is c/o Campbell, Henderson & Company, 5949 Sherry Lane, Suite 1205, Dallas, Texas 75225-6521, and his present principal occupation or employment at such address is serving as an investment advisor.  Campbell, Henderson & Company is a Texas corporation, the principal business of which is investment management.  The principal business address of Campbell, Henderson & Company, which also serves as its principal office, is 5949 Sherry Lane, Suite 1205, Dallas, Texas  75225-6521.

T. Campbell

     T. Campbell's business address is c/o Campbell, Henderson and Company, 5949 Sherry Lane, Suite 1205, Dallas, Texas 75225-6521, and his present principal occupation or employment at such address is serving as an investor.  Campbell, Henderson & Company is a Texas corporation, the principal business of which is investment management.  The principal business address of Campbell, Henderson & Company, which also serves as its principal office, is 5949 Sherry Lane, Suite 1205, Dallas, Texas  75225-6521

G. V. Broady

     G. V. Broady's business address is c/o CNET Networks, Inc., 235 Second Street, San Francisco, California 94104, and his present principal occupation or employment at such address is serving as an executive.  CNET Networks, Inc. is a Delaware corporation, the principal business of which is technology information.  The principal business address of CNET Networks, Inc. which also serves as its principal office, is 235 Second Street, San Francisco, California  94104.

L. Kinney

     L. Kinney's business address is c/o Message Technologies, Inc., 1995 North Park Place Meridian, 5th Floor, Atlanta, Georgia 30339, and her present principal occupation or employment at such address is serving as a sales/operations consultant.  Message Technologies, Inc. is a Georgia corporation, the principal business of which is teleservices.  The principal business address of Message Technologies, Inc., which also serves as its principal office, is 1995 North Park Place Meridian, 5th Floor, Atlanta, Georgia  30339.

Cantrell Partners

     Cantrell Partners is a Texas limited partnership, the principal business of which is investments.  The principal business address of Cantrell Partners, which also serves as its principal office, is 6520 Woodland, Dallas, Texas  75225.  The sole general partner of Cantrell Partners is L. Kinney.

The Trust

     The Trust is a trust existing under the laws of the State of Texas, the principal business of which is investments.  The principal business address of the Trust, which also serves as its principal office, is 6520 Woodland, Dallas, Texas  75225.  The controlling Trustee of the trust is L. Kinney.

     Controlling Persons

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

     The principal occupation of each of (i) Conti, (ii) Marmont and (iii) Rumball is serving as a director and officer of VESF.  The principal business address of each of Conti, Marmont, and Rumball, which also serves as each such person's principal office, is c/o Victoria & Eagle Asset management, S.A., Via Nassa 44, 6900 Lugano, Switzerland.

     The Bank is a Swiss bank, the principal business of which is asset management.  The principal business address of the Bank, which also serves as its principal office, is Via Nassa 11, 6900 Lugano, Switzerland.  The executive officers and directors of the Bank are set forth on Exhibit 99.1 hereto, which is incorporated herein by reference.

     The principal occupation of each of the Bank Controlling Persons is serving in the capacity set forth opposite the name of such Bank Controlling Person on Exhibit 99.1 hereto.  The principal business address of each Bank Controlling Person, which also serves as each such person's principal office, is Via Nassa 11, 6900 Lugano, Switzerland.

     The principal occupation and the principal business address of L. Kinney is set forth above under the heading "Reporting Persons."

     (d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)     Broady, V. Campbell, T. Campbell, G. V. Broady and L. Kinney are all citizens of the United States of America.  Conti is an Italian citizen; Marmont is a dual citizen of Italy and Switzerland; and Rumball is a citizen of the United Kingdom.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     The source and the amount of the funds used or to be used by the Reporting Persons to purchase the Common Stock and, if applicable, the Preferred Stock, is set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
VESF	Working Capital	$5,987,791.96
Broady	Personal Funds	$ 587,000.00
V. Campbell	Personal Funds	$ 701,285.00
T. Campbell	Personal Funds	$1,268,794.89
G. V. Broady	Gift	Not Applicable
L. Kinney	Gift	Not Applicable
Cantrell Partners	Gift	Not Applicable
The Trust	Gift	Not Applicable

Item 4.          PURPOSE OF TRANSACTION

     As previously disclosed by the Issuer, the Issuer has agreed to sell the majority of its assets to Honeywell International, Inc. for $36 million in cash.  The transaction must be approved by the Issuer's shareholders and must be completed before the expiration of the November 30, 2002 deadline specified in the purchase agreement.  The Reporting Persons fully support this transaction, approve it and would like to state that the changes proposed below in the management of the Issuer, including changes in the board of directors, are believed important for the future of the Issuer after the closing of the Honeywell agreement.  The Honeywell agreement, its content, any guaranties or other obligations contained therein and its closing are not intended to be influenced in any way by the changes proposed below.

     The Reporting Persons no longer have trust or confidence in the Issuer's current Chief Executive Officer and intend to secure his dismissal or resignation as soon as possible.  Furthermore the Reporting Persons no longer have trust or confidence in a majority of the Issuer's current board of directors, and also intend to secure their dismissal or resignation as soon as possible.  Although the Reporting Persons hope that the Chairman of the Board and a majority of the board can be persuaded to leave the Issuer voluntarily, the Reporting Persons are also prepared to commence a public proxy contest or solicitation of written consents to remove the Chief Executive Officer and a majority of his board of directors forcibly.  The Reporting Persons have come to this conclusion reluctantly.

     On November 4, 2002, however, an unrelated company based in Calgary, Canada, and recently delisted from the Toronto Stock Exchange, announced that the Issuer has "executed a term sheet" for the purchase by the Issuer of CDN $6.6 million of its "convertible, redeemable, retractable, voting preferred shares" and a CDN $3.9 million 12% subordinated debenture.  The Canadian company, Proprietary Industries, Inc., is also to receive from the Issuer a six-month option to purchase 2.5 million shares of the Issuer's common stock at $1 per share.  The Issuer will be further entitled to name two nominees to Proprietary Industries' board of directors.  The Reporting Persons do not know if the Issuer's board of directors has approved this new transaction or if, indeed, they have even discussed it.

     The Reporting Persons are especially concerned about the practical effect of the proposed Canadian transaction on current shareholders: the Issuer is effectively using shareholders' money in an attempt to dilute current shareholders (by 2.5 million shares) and thus perpetuate themselves in office.  The Reporting Persons therefore do not believe that this new Canadian transaction or any transaction of this sort is in the best interests of the Issuer, and they further fear that it may disrupt or delay the closing of the Honeywell transaction.  They consequently do not believe that the Issuer should complete it and will do everything reasonably possible to stop it.

     The Reporting Persons also believe that a substantial portion (depending upon what is economically advisable and legally feasible, including specifically under the Honeywell agreement) of the net proceeds of the Honeywell transaction should be distributed directly to shareholders and that the remaining proceeds should be retained in the Issuer pending a review by the board of directors of what the Issuer's business strategy should be going forward.  The Reporting Persons would consider and review all reasonable potential strategies, including further disposal of non-core assets (and distribution of as much of the proceeds thereof as may be practicable).

     Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Common Stock in the open market or in private transactions.  Depending on these same factors, the Reporting Persons may sell all or a portion of their Common Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,390,885 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,120,000 shares of Common Stock and the 270,885 shares of Common Stock into which VESF's 130,233 shares of Preferred Stock are convertible at the rate of 2.08 shares of Common Stock per each share of Preferred Stock.  VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 14,317,473, which represents the 270,885 shares of Common Stock into which VESF's 130,233 shares of Preferred Stock are convertible at the rate of 2.08 shares of Common Stock per each share of Preferred Stock and the 14,046,588 shares of Common Stock reported as outstanding in the Issuer's Preliminary Proxy Statement filed with the Securities and Exchange Commission on October 4, 2002 (the "Preliminary Proxy Statement").  For purposes of calculating this percentage, it was assumed that no party owning Preferred Stock, other than VESF, had converted such stock into shares of Common Stock.

Broady

Pursuant to Rule 13d-3 of the Act, Broady beneficially owns 1,688,802 shares of the Common Stock, which constitutes approximately 11.7% of the outstanding shares of the Common Stock.  Mr. Broady's 1,688,802 shares include (i) 1,339,718 shares held by Mr. Broady individually, (ii) 149,084 shares that Broady has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the date hereof, and (iii) 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by 14,395,672, which represents the 149,084 shares of Common Stock that Broady has the right to acquire through the exercise of Issuer stock options vesting on or before the sixtieth day following the date hereof, 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants, and the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

V. Campbell

Pursuant to Rule 13d-3 of the Act, V. Campbell beneficially owns 215,890 shares of the Common Stock, which constitutes approximately 1.5% of the outstanding shares of the Common Stock.  V. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

T. Campbell

Pursuant to Rule 13d-3 of the Act, T. Campbell beneficially owns 267,000 shares of the Common Stock, which constitutes approximately 1.9% of the outstanding shares of the Common Stock.  T. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

G. V. Broady

Pursuant to Rule 13d-3 of the Act, G. V. Broady beneficially owns 78,596 shares of the Common Stock, which constitutes approximately 0.6% of the outstanding shares of the Common Stock.  G. V. Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

L. Kinney

In her capacity as a controlling person of each of Cantrell Partners and the Trust and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of  302,687 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.  L. Kinney's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

Cantrell Partners

Pursuant to Rule 13d-3 of the Act, Cantrell Partners beneficially owns 155,000 shares of the Common Stock, which constitutes approximately 1.1% of the outstanding shares of the Common Stock.  Cantrell Partners' percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

The Trust

Pursuant to Rule 13d-3 of the Act, the Trust beneficially owns 104,802 shares of the Common Stock, which constitutes approximately 0.7% of the outstanding shares of the Common Stock.  The Trust's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,046,588 shares of Common Stock reported as outstanding in the Preliminary Proxy Statement.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,390,885 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,390,885 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,390,885 shares of the Common Stock, which constitutes approximately 16.7% of the outstanding shares of the Common Stock.

In her capacity as a controlling person of each of Cantrell Partners and the Trust and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 302,687 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

VESF

VESF has the sole power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,390,885 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  However, these super-voting rights have no present effect on VESF's voting power as it has already granted Mr. Zenger the right to vote its 130,233 shares of Preferred Stock pursuant to a voting agreement dated January 10, 2002 (as amended on June 10, 2002).  Therefore, on any matter submitted to stockholders for a vote, VESF would have 2,120,000 votes during the term of such voting agreement.  See Item 6 below.

Broady

Broady has the sole power to vote or to direct the vote of 1,688,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 1,688,802 shares of the Common Stock.

V. Campbell

V. Campbell has the sole power to vote or to direct the vote of 215,890 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 215,890 shares of the Common Stock.

T. Campbell

T. Campbell has the sole power to vote or to direct the vote of 267,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 267,000 shares of the Common Stock.

G. V. Broady

G. V. Broady has the sole power to vote or to direct the vote of 78,596 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 78,596 shares of the Common Stock.

L. Kinney

In her capacity as a controlling person of each of Cantrell Partners and the Trust,, L. Kinney has the sole power to vote or to direct the vote of 259,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 259,802 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 42,885 shares of the Common Stock.

Cantrell Partners

Cantrell Partners has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.

The Trust

The Trust has the sole power to vote or to direct the vote of 104,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 104,802 shares of the Common Stock.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,390,885 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,390,885 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,390,885 shares of the Common Stock.

In her capacity as a controlling person of each of Cantrell Partners and the Trust, L. Kinney has the sole power to vote or to direct the vote of 259,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 259,802 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or direct the disposition of 42,885 shares of the Common Stock.

(c)     During the past 60 days, none of the Reporting Persons have purchased or sold any shares of the Common Stock nor have they purchased or sole any shares of the Preferred Stock

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 27, 2001, Niklaus F. Zenger entered into a stock purchase agreement with the Issuer (the "Purchase Agreement"), attached as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference, whereby Mr. Zenger purchased 2,337,700 shares of the Issuer's Common Stock for an aggregate purchase price of $4,441,630.  On October 12, 2001, Mr. Zenger entered into an agreement with VESF whereby Mr. Zenger agreed to sell 2,120,000 of these shares of Common Stock to VESF immediately upon the closing of the transactions contemplated in the Purchase Agreement.  VESF subsequently advanced Mr. Zenger $3,987,791.96 for Mr. Zenger to purchase his shares.  These essentially simultaneous purchase and sale transactions closed on October 25, 2001.

     On October 29, 2001, Mr. Zenger and VESF entered into a voting rights agreement, attached as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference, pursuant to which VESF agreed to transfer the voting rights attached to its 2,120,000 shares of Common Stock to Mr. Zenger in exchange for Mr. Zenger's commitment to vote those shares of Common Stock in accordance with instructions received from VESF.  At Mr. Zenger's demand, VESF has agreed to execute and deliver a voting proxy for these shares in favor of Mr. Zenger or any party designated by Mr. Zenger.

     On October 23, 2001, Mr. Zenger and Broady entered into a share purchase agreement, as amended on November 7, 2001, pursuant to which Mr. Zenger agreed, following stockholder approval, to pay Broady $3 million in exchange for (i) 195,351 shares Preferred Stock owned by Broady, which are convertible into 406,981shares of Common Stock and have super-voting rights entitling their holder to 3,255,915 votes on all matters submitted to stockholders for a vote, and (ii) a six month voting proxy on 1,150,000 shares of Broady's Common Stock, effective November 2, 2001 (the "Broady Transaction").  The share purchase agreement and the amendment are attached hereto as Exhibits 99.4 and 99.5, respectively, and are incorporated herein by reference.

     The Issuer's stockholders approved the Broady Transaction on November 30, 2001, which subsequently closed on January 16, 2002.  Upon the closing, Mr. Zenger transferred 130,233 shares of the Preferred Stock to VESF in exchange for the same purchase price per share previously delivered Broady.  Mr. Zenger subsequently entered into an agreement (the "Voting Agreement") with VESF granting Mr. Zenger the right to vote VESF's Preferred Stock for six months commencing on January 16, 2002.  On June 10, 2002, Mr. Zenger and VESF entered into an amendment to the Voting Agreement (the "Amendment") pursuant to which the term of the Voting Agreement was extended until December 10, 2002.  A copy of the Voting Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.  A copy of the Amendment is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1     List of Officers and Directors of BIPIELLE Bank (incorporated by reference to Exhibit 99.1 to the
                       Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on October 29, 2001).

Exhibit 99.2     Stock Purchase Agreement, dated September 27, 2001, between Ultrak, Inc. and Niklaus Zenger
                       (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D filed by Victoria &
                       Eagle Strategic Fund, Ltd. on October 29, 2001).

Exhibit 99.3     Agreement dated October 29, 2001 between Niklaus Zenger and Victoria & Eagle Strategic Fund,
                       Ltd. (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Statement on Schedule
                       13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.4     Share Purchase Agreement, dated October 23, 2001, between Niklaus Zenger and George Broady
                       (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Statement on Schedule 13D
                        filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.5     Amendment to the Share Purchase Agreement Dated November 7, 2001 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle
                      Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.6     Purchase and Voting Agreement, dated January 10, 2002, between Niklaus Zenger and Victoria &
                       Eagle Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the
                       Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.7     Amendment to Purchase and Voting Agreement, dated June 10, 2002, between Niklaus Zenger and
                       Victoria & Eagle Strategic Fund, Ltd. (filed herewith).

Exhibit 99.8     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (included as part of signature page).

1.     Joint Filing.  Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

2.     Power of Attorney.     Know all persons by these presents that the each person whose signature appears below constitutes and appoints Thomas W. Briggs, Robin B. Connor and Wendy Mahaffey, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the Schedule 13D, and any reports filed pursuant to Section 16 of the Securities Exchange Act of 1934, filed on behalf of each of them with respect to their beneficial ownership of Ultrak, Inc. and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or such person or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  November 7, 2002

VICTORIA & EAGLE STRATEGIC FUND, LTD.

By:_/s/ Fabio Conti________
Name: Fabio Conti
Title: Director

 /s/ George K. Broady
GEORGE K. BROADY

 /s/ Vance Campbell
VANCE CAMPBELL

 /s/ Thomas C. Campbell
THOMAS C. CAMPBELL

 /s/ George Vincent Broady
GEORGE VINCENT BROADY

 /s/ Lynn B. Kinney
LYNN B. KINNEY

CANTRELL PARTNERS, LTD., PARTNERSHIP

By: /s/ Lynn B. Kinney
Name:  Lynn B. Kinney
Title:    General Partner

THE LYNN A. BROADY, BRUNDE E. BROADY
& JOHN M. BROADY SUTTMEIER OPPORTUNITY
TRUST

By: /s/ Lynn B. Kinney
Name:  Lynn B. Kinney
Title:    Trustee


EXHIBIT INDEX

Exhibit          Description

99.1.     List of Officers and Directors of BIPIELLE Bank (incorporated by reference to Exhibit 99.1 to the
             Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on October 29, 2001).

99.2.      Stock Purchase Agreement, dated September 27, 2001, between Ultrak, Inc. and Niklaus Zenger
              (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D filed by Victoria & Eagle
              Strategic Fund, Ltd. on October 29, 2001).

99.3.      Agreement dated October 29, 2001 between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd.
              (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.4.      Share Purchase Agreement, dated October 23, 2001, between Niklaus Zenger and George Broady
              (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.5.      Amendment to the Share Purchase Agreement Dated November 7, 2001 (incorporated by reference to
              Exhibit 99.5 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic
              Fund, Ltd. on January 25, 2002).

99.6.      Purchase and Voting Agreement, dated January 10, 2002, between Niklaus Zenger and Victoria & Eagle
              Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the Statement on
              Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.7        Amendment to Purchase and Voting Agreement, dated June 10, 2002, between Niklaus Zenger and
              Victoria & Eagle Strategic Fund, Ltd. (filed herewith).

99.8       Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (included as part of signature page).


EXHIBIT 99.7

AMENDMENT

to the

"Purchase and Voting Agreement"
(ULTRAK PREFERRED SHARES)

between

Niklaus Zenger, Rossliweg 12, 4538 Oberbipp, Switzerland
(hereinafter referred to as "Zenger")

and

Victoria & Eagle Strategic Fund, Cayman Island, c/o Victoria & Eagle Asset Management S.A., Via Nassa 44, 6900 Lugano, Switzerland
(hereinafter referred to as "Victoria & Eagle")

WHEREAS Victoria & Eagle acquired from Zenger 130,233 preferred shares of Ultrak based on the "Purchase and Voting Agreement (Ultrak Preferred Shares)" signed between the Parties on the 10th of January 2002;

WHEREAS Victoria & Eagle assigned and transferred to Zenger on Art. 2 of the same "Purchase and Voting Agreement (Ultrak Preferred Shares)" irrevocably its voting rights attached to the 130,233 preferred shares of Ultrak for a period of six months and on a renewable basis;

NOW THEREFORE the Parties agree as follows:

     1.     Victoria & Eagle hereby agrees to irrevocably renew the transfer and assignment to Zenger of its voting rights attached to the 130,233 preferred shares of Ultrak for another period of six months.
     2.     All other terms and conditions contained in the "Purchase and Voting Agreement (Ultrak Preferred
             Shares)" dated the 10th of January, 2002 are still valid.

Dated:  10th of June 2002

/s/ Niklaus Zenger                         Victoria & Eagle Strategic Fund
Niklaus Zenger
                                                   By:/s/ Paolo Marmont
                                                   Name:  Paolo Marmont
                                                   Title:  Director